The shares of Common Stock reported herein as indirectly beneficially owned by Prides Capital Partners, L.L.C. are owned directly by Prides Capital Fund I, L.P. (10,100,230 shares of common stock). Because Prides Capital Partners, L.L.C. is the general partner of Prides Capital Fund I, L.P., Prides Capital Partners, L.L.C. may be deemed to be the beneficial owner of shares owned by such entity. Because Kevin A. Richardson, II, Murray A. Indick, Henry J. Lawlor, Jr., Charles E. McCarthy and Christian Puscasiu are the controlling shareholders of Prides Capital Partners, L.L.C., they may be deemed to be the beneficial owners of shears deemed to be beneficially owned by such entity. Each of Prides Capital Partners, L.L.C., Prides Capital Fund I, L.P, Kevin A. Richardson, II, Murray A. Indick, Henry J. Lawlor, Jr., Charles E. McCarthy and Christian Puscasiu disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.